ELLENOFF GROSSMAN & SCHOLE LLP

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June 10, 2005

VIA EDGAR CORRESPONDENCE

AND FEDERAL EXPRESS

Ms. Amy Bruckner

Mr. Joel Parker

Mail Stop 03-09

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Annual Report on Form 10-KSB

File No. 001-31361

Dear Ms. Bruckner and Mr. Parker:

Further to our previous conversations, we hereby respectfully submit to you the following on behalf of the Company:

1. Current Report on Form 8-K/A (Amendment No. 2): As requested, this amendment to the Company’s August and November 8-Ks relating to the Arius acquisition is made to change the characterization of Arius to that of a non-development stage company.

2. Annual Report on Form 10-KSB/A (Amendment No. 2): As requested, this amendment is being filed to make certain changes to the footnotes to the Company’s financial statements as you requested. The amendment also attaches, as an exhibit, a letter amendment, dated June 6, 2005, between the Company and Accentia to the license agreement between such parties, which amendment is intended to clarify that the Company has no ongoing material obligations, monetary or otherwise, under such license agreement. The Company hereby confirms that no such obligations exist under the agreement, as amended.

3. Registration Statement on Form SB-2/A (Amendment No. 2): This amendment is being filed to conform changes from the other amendments as well as to bring the document current (March financials, etc.) in anticipation of effectiveness.